Exhibit 8.1
Principal Subsidiaries:

	Country of	Voting rights owned by us, directly or
Name	Incorporation	indirectly
NIS Property Co., Ltd.	Japan	100.0%
Nissin Servicer Co., Ltd.	Japan	73.8
NIS Real Estate Co., Ltd.	Japan	100.0
NIS Lease Co., Ltd.	Japan	100.0
Nissin Leasing (China) Co., Ltd.	China	100.0
NIS Securities Co., Ltd.	Japan	99.5
Woodnote Corporation	Japan	66.9
APREK Co., Ltd.	Japan	69.3